CORPORATE ACCESS NUMBER: 2010730915

Government
of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

NXT ENERGY SOLUTIONS INC.
AMENDED ITS ARTICLES ON 2026/06/12.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2026/06/12

Service Request Number:	47425345
Corporate Access Number:	2010730915
Business Number:	882890510
Legal Entity Name:	NXT ENERGY SOLUTIONS INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	NXT ENERGY SOLUTIONS INC.
New French Equivalent Name:	
Nuans Number:	93904717
Nuans Date:	2008/08/20
French Nuans Number:	
French Nuans Date:	
Share Structure:	SCHEDULE 'A'
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SCHEDULE 'B'
BCA Section/Subsection:	173(1)(H)
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	2026/06/12

Annual Return

File Year	Date Filed
2025	2025/09/03
2024	2025/09/03
2023	2023/12/01

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Letter of Approval	10000602000579751	2003/10/24

Share Structure	ELECTRONIC	2003/10/24
Other Rules or Provisions	ELECTRONIC	2003/10/24
Shares in Series	ELECTRONIC	2006/12/28
Other Rules or Provisions	ELECTRONIC	2013/10/18
Cancellation of a Series of Shares	ELECTRONIC	2023/08/02
Shares in Series	ELECTRONIC	2023/08/02
Cancellation of a Series of Shares	ELECTRONIC	2026/06/12

Registration Authorized By: THOMAS E. VALENTINE
SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

CANCELLATION OF SERIES OF SHARES OF
NXT ENERGY SOLUTIONS INC. (the "Corporation")

Pursuant to Section 173(1)(h) of the Business Corporations Act (Alberta), the Articles of the Corporation be and are hereby amended by cancelling in their entirety the authorized but unissued Preferred Shares, Series 2, and all rights, privileges, restrictions and conditions attaching thereto.